UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission file number: 001-38206

TDH HOLDINGS, INC.

(Registrant’s name)

c/o Beijing Wenxin Co., Ltd.
Room 1104, Full Tower, 9 East Third Ring Middle Road, Chaoyang District, Beijing
People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Explanatory Note:

On March 11, 2026, Ms. Qiu Li, an independent director of TDH Holdings, Inc. (the “Company”), resigned from the board of directors (the “Board”), and each of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee of the Board, effective March 11, 2026. Ms. Li’s resignation is not due to any disagreement with the Company on any matter relating to the Company’s operations, policies and practices.

The Company is actively engaged in the process of identifying and evaluating qualified independent director candidates to fill the vacancy on the board, Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee of the Board and remains committed to maintaining strong corporate governance practices.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDH HOLDINGS, INC.

By:	/s/ Dandan Liu
Dandan Liu
Chair and Chief Executive Officer

Dated: March 12, 2026

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